

INVEST IN **TEAL**

The New Stripe for the Gig Economy

myteal.app   Los Angeles, CA   [in] [◎]   Technology   Fintech & Finance   Female Founder   B2B   SaaS

Highlights

1 Signed first major customer—$20M+ in transaction volume with contracted revenue $$

2 Founding team brings deep expertise in fintech, adtech, and media, with a proven track record

3 Current sales pipeline of $100M transaction volume and 90,000 users post launch



(4) 87% of creators report payment issues from their work—174 million people

Featured Investor



Gale Wilkinson

Invested $1,000 ⓘ

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Syndicate Lead

Managing Partner at VITALIZE, a VC fund + angel group investing in WorkTech software. Founder at heart, previously starting 2 HR tech companies. Kauffman Fellows Class 23 & member of the OnDeck, Recast, and Oper8r networks.
gale.vc

"VITALIZE is investing in Teal because it's solving a major pain point for the growing creator economy—inconsistent payments, tax headaches, and outdated financial tools that weren't built for independent workers. Plus, they closed a huge customer quite fast! Teal streamlines invoicing, multi-party payments, and tax compliance through an all-in-one digital wallet, giving creators better control over their finances. With CollabPay, it also makes revenue sharing between brands and creators seam…"

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Our Team



Sarah Park Cofounder & CEO

12 years in tech : Media and Fintech. 0>1 growth stages, focus on GTM. 3x early employee in securing $30M+ in funding.



Kat Howland Cofounder & COO

20 years in the creator and entertainment industry. Talent manager for top creators. 10 years in operations in social media.



Rob Brunstad CTO

Leads and architects early stage products 0>1. Fintech, Payments and AI. Masters in CS, Yale University.

Why Now, Why Teal?

Creators are the New Businesses – Over 200M+ independent creators have to chase their paycheck

Payments are still slow and outdated—Stripe and PayPal were built for e-commerce, not creators.



Current sales pipeline consists of 15+

agencies, 90,000+ creators, and $100M+ in transactions—and just getting started!



- Creators don't know when they're getting paid

- Brands don't know when a campaign is complete

- Agencies are stuck in the middle untangling finance with systems not fit for the task





Teal eliminates payment delays and reliance on outdated systems

Teal enables INSTANT payouts for creators and agencies. To sweeten the deal, Teal takes care of revenue splits with automation and centralizes the entire payment process.



The creator economy is now worth over **$104 billion** and is on track to double by 2027





Generating income through **transaction fees** on all payments processed and a **SaaS fee** for agencies and platforms that use its embedded finance API. This model ensures sustainable, scalable revenue growth.



What Teal can do that others fail to facilitate





It starts with the **web and mobile launch**. By **Q2**, the focus shifts to **scaling customers** and building a **white-labeled API**, onboarding first 10K users and servicing the first **$10M in volume**. In **Q3**, the company scales **revenue, team, and operations**, reaching 30K users and **$20M+ in volume**. By **Q4**, it plans to **expand into LATAM, SEA, and Nigeria**, driving international growth.



Forward-looking statements are not guaranteed.

Our first customer is contracted for

Our first customer is contracted for $20M in transaction volume and 10,000 users within 12 months

3 months after founding, we have $100M in transactions in sales pipeline.



Specifically built for the creators, agencies, and platforms driving the creator economy.



Exit Strategy

Sell to Stripe, PayPal, or Patreon for creator monetization, align with CAA or WME for direct creator deployment, target Upwork or Fiverr to enhance freelancer payments, or exit via private equity like KKR for broader growth.



The founding team are industry veterans with deep expertise in fintech, the creator economy, and payments.

The platform is backed by a powerhouse lineup of mega creators, serving as brand ambassadors with a combined reach of over **300 million followers**, driving massive influence and visibility.





Use of Funds:

- 70% Product development (AI implementation and engineering)

- 30% Team expansion (marketing, sales and user growth)